

April 1, 2020

Sameer Ralhan
Chief Financial Officer
Chemours Co
1007 Market Street
Wilmington, DE.19801

   Re: Chemours Co
     Form 10-K for the year ended December 31, 2019
     Filed February 14, 2020
     File No. 001-36794

Dear Mr. Ralhan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences